Pursuant to Rule 424(b)(3)
Registration No. 333-154174

PROSPECTUS

FORTRESS INTERNATIONAL GROUP, INC.

2,327,432 SHARES

COMMON STOCK
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This prospectus relates to the resale from time to time of a total of up to 2,327,432 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” beginning on page 14 of this prospectus.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” beginning on page 16 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will pay all expenses incurred in effecting the registration statement of which this prospectus constitutes a part.

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Our common stock is listed on The NASDAQ Capital Market under the symbol “FIGI.” On October 8, 2008, the last reported sale price of our common stock was $1.74 per share. Prospective purchasers of common stock are urged to obtain current information as to the market prices of our common stock. As of October 8, 2008, we had 12,557,669 shares of common stock outstanding, of which 6,989,285 shares were held by non-affiliates. Consequently, the aggregate market value of our outstanding common stock held by non-affiliates as of October 8, 2008 was $12,161,356. We have not sold any of our securities pursuant to General Instruction I.B.6 of Form S-3 during the twelve calendar month period ending on the date of this prospectus.
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Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks that we have described beginning on page 3 of this prospectus under the caption “Risk Factors.”

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this prospectus is October 27, 2008.

TABLE OF CONTENTS

 Page

ABOUT THIS PROSPECTUS	1

PROSPECTUS SUMMARY	1

RISK FACTORS	3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	13

USE OF PROCEEDS	14

DIVIDEND POLICY	14

DESCRIPTION OF SECURITIES	14

SELLING STOCKHOLDERS	14

PLAN OF DISTRIBUTION	16

INDEMNIFICATION	17

EXPERTS AND LEGAL MATTERS	17

WHERE YOU CAN FIND MORE INFORMATION	17

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	18

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference into this prospectus and any applicable prospectus supplement carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” beginning on page 18. You should rely only on the information provided in this prospectus or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In addition, information from other documents incorporated by reference into this prospectus or any applicable prospectus supplement is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of our common stock.

Unless the context otherwise requires, “Fortress,” “the Company,” “we,” “us,” “our” and similar names refer to Fortress International Group, Inc. and our subsidiaries.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section contained in this prospectus and our consolidated financial statements and the related notes and the other documents incorporated by reference into this prospectus.

Fortress International Group, Inc.

We plan, design, build and maintain mission-critical facilities such as data centers, trading floors, call centers, network operation centers, communication facilities, laboratories and secure bunkers and we offer expertise for electrical, mechanical, telecommunications, security, fire protection and building automation systems that are critical to the mission-critical facilities lifeblood.

We provide a single source solution for highly technical mission-critical facilities and the infrastructure systems that are critical to their function. Our services include technology consulting, engineering and design management, construction management, system installations, operations management and facilities management and maintenance.

With respect to the infrastructure systems, we focus on physical security, network security, redundancies for uninterruptible power supply systems, electrical switch gear, stand-by power generators, heat rejection and cooling systems, fire protection systems, monitoring and control systems and security systems, as well as the physical environment that houses critical operations.

We help our customers to plan for, prevent or mitigate against the consequences of attacks, power outages and natural disasters. We provide our services, directly and indirectly, to both government and private sector customers. We have obtained a facility clearance from the United States Department of Defense. This clearance enables us to access and service restricted government projects. In addition to the facility clearance, we have successfully cleared approximately one-third of our employees, allowing them individual access to restricted projects and facilities.

Service Offerings

We are focused on becoming involved in facilities integration projects that are in their planning stages. When involved in the initial planning stages of a facilities integration project, we develop a comprehensive project Solutions Path that meets rigorous design and scheduling requirements for the timely delivery of high technology facilities that are critical to the customer’s continuous operations. When involved in later project stages, services are provided on an integrated or individual basis.

Project Solutions Path

We have developed a five-step project named “Solutions Path” for mission-critical environments. The integrated Solutions Path provides a simple, yet comprehensive, process for program roll-out and also serves to align project requirements with our capabilities. This Solutions Path incorporates each major phase of a design and construction project, from initial planning and programming, through maintenance and service of equipment.

Growth Through Acquisitions

Beginning in 2007 and continuing into 2008, we implemented a plan to grow our business, diversify our customer base and gain additional operational scale. To mitigate business volume fluctuations and customer concentration, we added selling, general and administrative personnel, enabling us to bid and quote up to approximately several hundred million in revenues across our service offerings. During 2007 and 2008, we acquired five businesses that have provided complementary services, extended our geographical footprint and added key customers and personnel. In the future, we expect to continue our growth initiatives both internally and through potential acquisitions of specialized mission-critical engineering or IT services firms (primarily in the United States). We believe that growth-oriented strategy enables us to compete effectively in the markets in which we operate.

On January 19, 2007, we acquired all of the outstanding membership interests of each of VTC, L.L.C., doing business as Total Site Solutions, and Vortech, L.L.C., or TSS/Vortech. TSS/Vortech provides comprehensive services for the planning, design, and development of mission-critical facilities and information infrastructure. The closing consideration consisted of (i) $11,519,151 in cash, including acquisition costs of $1,841,468 and net of cash acquired of $1,322,317, (ii) the assumption of $152,332 of debt of TSS/Vortech, (iii) $14,211,359 of our common stock consisting of 2,602,813 shares of our common stock, of which 2,534,988 shares were issued to the selling members and 67,825 shares were issued to Evergreen Capital L.L.C. as partial payment of certain outstanding consulting fees, and 574,000 shares were designated for issuance to employees of TSS/Vortech under our 2006 Omnibus Incentive Compensation Plan, and (iv) $10,000,000 in two convertible promissory notes of $5,000,000 each, bearing interest at 6%. Simultaneously with the acquisition of TSS/Vortech, we changed our name from “Fortress America Acquisition Corporation” to our current name, “Fortress International Group, Inc.”

On May 7, 2007, we purchased substantially all of the assets of Comm Site of South Florida, Inc. for $150,000 paid in cash.

On September 24, 2007, we entered into a stock purchase agreement with Innovative Power Systems Inc., Quality Power Systems, Inc., or, collectively, Innovative, and the stockholders of Innovative. Based in Virginia, Innovative installs, tests and services specialized uninterruptible power supply systems and backup power supply systems for data centers and mission-critical facilities throughout the Washington DC metropolitan area. Pursuant to the stock purchase agreement, we acquired 100% of the issued and outstanding capital stock of Innovative for the aggregate consideration consisting of (i) $1,614,452 in cash, including acquisition cost of $112,420 and net of cash acquired of $244,968, subject to certain adjustment as provided in the Agreement, (ii) a promissory note for the aggregate amount of $300,000, plus interest accruing at 6% annually from the date of the issuance of the promissory note (payable in three years, based on a five-year amortization schedule, as described in note), (iii) 25,155 shares of our common stock valued at $150,000, and (iv) additional earn-out amounts if Innovative achieves certain targeted earnings for each of the calendar years 2007-2010, as further described in the stock purchase agreement.

On November 30, 2007, we entered into a membership interest purchase agreement with Rubicon Integration, L.L.C., or Rubicon, a Delaware limited liability company based in McLean, Virginia, and each of the members of Rubicon. Rubicon provides consulting, owners’ representation and equipment integration services for mission-critical facilities to corporate customers across the United States. Pursuant to the purchase agreement, we acquired 100% of the membership interests of Rubicon for the aggregate consideration consisting of (i) $4,745,524 in cash, including acquisition costs of $ 198,043 and net of cash acquired of $42,660, (ii) 204,000 shares of our common stock valued at $1,080,800, (iii) contingent consideration in the form of two unsecured promissory notes in the maximum amount of $1,500,000 and $2,000,000, respectively, plus interest accruing at 6% annually from November 30, 2007, the date of the issuance, payable to the sellers upon the achievement of certain operational and financial targets for December 2007 and for the calendar year 2008, respectively, and (iv) additional earn-out amounts, contingent upon the achievement of certain earnings targets by Rubicon for each of the calendar years 2008-2009.

Of the $1.5 million contingent note, approximately $1.5 million plus accrued interest was issued on December 31, 2007 based on Rubicon’s achievement of revenue bookings targets through that date. The note bore interest at six percent per annum from the acquisition date and was paid on January 31, 2008.

Of the $2.0 million contingent note, approximately $0.4 million was issued on June 30, 2008 based on Rubicon’s achievement of revenue bookings targets through that date. The issued note bears interest at six percent per annum from the acquisition date and was paid on July 31, 2008. We may be required to issue an additional note up to $1.6 million, contingent on Rubicon’s achievement of revenue bookings targets in the second half of 2008.

On January 2, 2008, we entered into a stock purchase agreement with SMLB, Ltd, or SMLB, and each of the stockholders of SMLB, for the acquisition of SMLB, an Illinois corporation which provides professional construction management services for mission-critical facilities. Pursuant to the purchase agreement we acquired 100% of the issued and outstanding capital stock of SMLB for an aggregate consideration consisting of (i) $2,094,560 in cash, including acquisition costs of $151,133 and net of cash acquired of $56,573, (ii) an unsecured promissory note for an aggregate amount of $500,000, plus interest accruing at 6% annually from the date of the issuance, (iii) an aggregate of 96,896 shares of our common stock valued at $462,775, to be held in escrow pursuant to a certain indemnity escrow agreement, and (iv) additional earn-out amounts, contingent upon the achievement of certain operational and financial targets by SMLB for each of the calendar years 2008 and 2009 and subject to satisfaction of any outstanding indemnification obligations by the sellers. During the three months ended June 30, 2008, we reduced the seller notes to $15,248 based on a $484,752 working capital adjustment in accordance with the terms of the stock purchase agreement. Principal installments net of the adjustment of $3,050, $3,050 and $9,148, plus accrued interest, are due on January 2, 2009, January 2, 2010 and January 2, 2011, respectively. We may prepay the notes any time without penalty.

Corporate Information

We were incorporated in Delaware on December 20, 2004 as a special purpose acquisition company under the name “Fortress America Acquisition Corporation,” for the purpose of acquiring an operating business that performed services to the homeland security industry. Our principal offices are located at 7226 Lee DeForest Drive, Suite 203, Columbia, MD 21046, and our telephone number is (410) 423-7438. We maintain a web site at www.thefigi.com, where certain information about us is available. Please note that the information contained on the website is not a part of this registration statement.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and incorporated by reference into this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of such risks or the risks described below occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to our Recent Acquisitions

Our financial condition and growth depends upon the successful integration of our acquired businesses. We may not be able to efficiently and effectively integrate acquired operations, and thus may not fully realize the anticipated benefits from such acquisitions.

Achieving the anticipated benefits of the acquisitions that we have completed starting in January 2007 will depend in part upon whether we can integrate our businesses in an efficient and effective manner.

Since January 2007, we have acquired, in chronological order, VTC, L.L.C. and Vortech L.L.C., Comm Site of South Florida, Inc., Innovative Power Systems, Inc. and Quality Power Systems, Inc., Rubicon Integration, LLC and in January 2008, we acquired SMLB, Ltd. In the future, we may acquire additional businesses in accordance with our business strategy. The integration of our acquired businesses and any future businesses that we may acquire involves a number of risks, including, but not limited to:

•	demands on management related to the increase in our size after the acquisition;

•	the disruption of ongoing business and the diversion of management’s attention from the management of daily operations to the integration of operations;

•	failure to fully achieve expected synergies and costs savings;

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unanticipated impediments in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, procedures and policies;

•	loss of customers or the failure of customers to contract for incremental services that we expect them to contract;

•	failure to perform services that are contracted by customers during the integration period;

•	higher integration costs than anticipated; and

•	difficulties in the assimilation and retention of highly qualified, experienced employees, many of whom are geographically dispersed.

Successful integration of these acquired businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, obtain better terms from our vendors due to increased buying power and eliminate redundant and excess costs to fully realize the expected synergies. Because of difficulties in combining geographically distant operations and systems which may not be fully compatible, we may not be able to achieve the financial strength and growth we anticipate from the acquisitions.

We cannot be certain that we will realize our anticipated benefits from our acquisitions, or that we will be able to efficiently and effectively integrate the acquired operations as planned. If we fail to integrate the acquired businesses and operations efficiently and effectively or fail to realize the benefits we anticipate, we would be likely to experience material adverse effects on our business, financial condition, results of operations and future prospects.

Certain of our key personnel who joined us as a result of the acquisition of TSS/Vortech are unfamiliar with the requirements of operating a public company, which may adversely affect our operations, including reducing our revenues and net income, if any.

Upon the completion of the acquisition TSS/Vortech, our former Chairman of the Board, C. Thomas McMillen, resigned and became our Vice Chairman, and our former Chief Executive Officer, President and Secretary, Harvey L. Weiss, resigned from those positions and became our Chairman of the Board. Thomas P. Rosato became our Chief Executive Officer, and Gerard J. Gallagher became our President and Chief Operating Officer. Neither Mr. Rosato nor Mr. Gallagher has significant public company experience, and both are unfamiliar with the unique requirements of operating a public company under United States securities laws. Our Chief Financial Officer, Timothy C. Dec, joined us in August 2007. Accordingly, we could be required to expend significant resources to assist our management team with regulatory and stockholder relations issues, which could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations, including reducing our revenues and net income, if any.

If the acquisitions’ benefits do not meet the expectations of financial or industry analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of our various acquisitions if:

•	we do not achieve the perceived benefits of each acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•	the effect of the acquisitions on our financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decreasing stock price.

The Chairman, Vice Chairman and one member of our Board of Directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our growth strategies is to make selective acquisitions of specialty engineering and information technology/networking consulting and system integration companies that focus on mission-critical facilities. The current Vice Chairman of our Board of Directors, Mr. McMillen, is the President, Chief Executive Officer and Chairman of the Board of Directors of Homeland Security Capital Corporation (“HSCC”). HSCC has announced that its intended strategic direction is “to focus on owning and operating small- and mid-sized growth businesses that provide homeland security solutions through innovative technologies to both the public and private sector and to drive growth through management, strategic guidance, capital and financial support, and government marketing expertise.”  It is possible that HSCC could be interested in acquiring businesses that we would also be interested in acquiring and that these relationships could hinder our ability to carry out our acquisition strategy.

Additionally, our Chairman of the Board, Mr. Weiss, Vice Chairman of the Board, Mr. McMillen, and Director, Mr. Hutchinson, serve as the Co-Chairman of the Board, Co-Chairman of the Board, and Director, respectively, on the Board of Directors of Secure America Acquisition Corporation, or Secure America, a blank check Company formed for the purpose of acquiring, or acquiring control of, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more operating businesses in the homeland security industry. It is possible that Secure America could be interested in acquiring businesses that we would also be interested in acquiring and that these relationships could hinder our ability to carry out our acquisition strategy.

Voting control by our executive officers, directors and other affiliates may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

Persons who are parties to a voting agreement (Messrs. McMillen, Weiss, Gallagher and Rosato) own approximately 38.2% of our issued voting stock at October 8, 2008. Moreover, this concentration will increase if additional shares are issued under the employment agreements entered into with Messrs. Rosato and Gallagher or upon conversion by Mr. Gallagher of the remaining $4,000,000 convertible promissory notes delivered in connection with TSS/Vortech acquisition (Mr. Rosato has recently converted all of his remaining convertible promissory notes). These persons have made certain agreements to vote for each other’s designees to our Board of Directors through the 2008 director elections. Accordingly, they are able to significantly influence the election of directors and, therefore, our policies and direction during the term of the voting agreement. This concentration of ownership and the voting agreement could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Actual or potential conflicts of interest are likely to develop between us and Messrs. Rosato and Gallagher.

Thomas P. Rosato and Gerard J. Gallagher, the selling members of TSS/Vortech, continue to own significant businesses other than TSS/Vortech that are not owned or controlled by us. We will have an ongoing business relationship with certain of these businesses of the selling members. This will likely create actual or potential conflicts of interest between the selling members, who are executive officers and members of our Board of Directors and thus in a position to influence corporate decisions and us.

We may not have sufficient financial resources to carry out our acquisition strategy; we may need to use our stock to fund acquisitions to a greater extent than we originally intended.

In January 2007, we announced a common stock repurchase program. As a result of that program, through December 31, 2007, we had utilized $2,036,015 of cash to purchase 379,075 shares of our common stock at an average price of $5.37 per share. We retired 221,000 of the repurchased shares on June 13, 2007. The repurchase program was suspended during the third quarter of 2007. These stock repurchases reduced the amount of cash available to fund acquisitions. As a result, we may have to incur more debt, or issue more common stock or other equity securities, than would otherwise have been necessary in connection with acquisitions and we may not have sufficient financial resources to carry out our acquisition strategy to the extent we had initially planned.

If third parties bring claims against us or if acquired companies breached any of its representations, warranties or covenants set forth in the purchase agreement, we may not be adequately indemnified for any losses arising therefrom.

Although the purchase agreement provides that Messrs. Rosato and Gallagher will indemnify us for losses arising from a breach of the representations, warranties and covenants by TSS/Vortech or Messrs. Rosato and Gallagher set forth in the purchase agreement, such indemnification is limited, in general terms, to an aggregate amount of $5 million and claims may be asserted against Messrs. Rosato and Gallagher only if a claim exceeds $8,000 and the aggregate amount of all claims exceeds $175,000. In addition, with some exceptions, the survival period for claims under the purchase agreement is limited to the 18-month period following the closing of the acquisition and has expired. We are prevented from seeking indemnification for most claims above the aggregate threshold or arising after the applicable survival period. For the Rubicon, Innovative, and subsequent to year end, SMLB acquisitions, we are indemnified for any losses arising from a breach of the representations, warranties, and covenants by the sellers through the right to reduce any future contingent consideration earned by the sellers; however, we may not be adequately indemnified for the full value of any loses arising there from.

As a result of our acquisitions, we have substantial amounts of goodwill and intangible assets, and changes in future business conditions could cause these assets to become impaired, requiring substantial write-downs that would adversely affect our operating results.

Our acquisitions were accounted for as purchases and involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. Since December 31, 2006, we completed the acquisitions of TSS/Vortech, Comm Site, Innovative, Rubicon, and SMLB and we plan to continue acquiring businesses if and when opportunities arise, further increasing our goodwill and purchased intangibles amount. Under generally accepted accounting principles, we do not amortize goodwill and intangible assets acquired in a purchase business combination that are determined to have indefinite useful lives, but instead review them annually (or more frequently if impairment indicators arise) for impairment. To the extent we determine that such an asset has been impaired, we will write-down its carrying value on our balance sheet and book an impairment charge in our statement of operations. In the second quarter of 2008, we recorded a $1.2 million of impairment charge.

We amortize intangible assets with estimable useful lives over their respective estimated useful lives to their estimated residual values and also review them for impairment. If, as a result of acquisitions or otherwise, the amount of intangible assets being amortized increases, so will our depreciation and amortization charges in future periods.

Risks Related to Our Business and Operations

We derive a significant portion of our revenues from a limited number of customers.

We derive and believe that we will continue to derive in the near term, a significant portion of our revenues from a limited number of customers. To the extent that any significant customer uses less of our services or terminates its relationship with us, our revenues could decline significantly, which would have an adverse effect on our financial condition and results of operations. For the years ended December 31, 2007, 2006 and 2005, we had one large project with our major real estate investment trust (REIT) customer, Corporate Office Properties Trust, which is providing mission-critical space to a government end user and which comprised approximately 12.0%, 63.0%, and 78.0%, respectively, of our revenues. Our 10 largest customers accounted for approximately 58.5% and 80.4% of our total revenues for the years ended December 31, 2007 and 2006, respectively.

Most of our contracts may be canceled on short notice, so our revenue and potential profits are not guaranteed.

Most of our contracts are cancelable on short notice by the customer either at its convenience or upon our default. If one of our customers terminates a contract at its convenience, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profit from that contract. If one of our customers terminates the contract due to our default, we could be liable for excess costs incurred by the customer in re-procuring services from another source, as well as other costs. Many of our contracts, including our service agreements, are periodically open to public bid. We may not be the successful bidder on its existing contracts that are re-bid. We also provide an increasing portion of our services on a non-recurring, project-by-project basis. We could experience a reduction in our revenue, profitability and liquidity if:

•	our customers cancel a significant number of contracts;

•	we fail to win a significant number of its existing contracts upon re-bid; or

•	we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

We do business with customers that may require additional funding to complete committed or contracted work, so our revenue and potential profits may be adversely affected due to their inability to raise additional funds.

 We have contracts with customers that are in the process of raising capital to fund their respective commitments to us. An inability of our customers to raise funds may result in nonpayment to us, while we may have a continued contractual obligation to our vendors, which would have an adverse effect on our financial condition and results of operations.

Our backlog varies and is subject to unexpected adjustments and cancellations and is, therefore, not guaranteed to be recognized as revenue.

We cannot assure that the revenues attributed to uncompleted projects under contract will be realized or, if realized, will result in profits. Included in our backlog is the maximum amount of all uncompleted indefinite delivery/indefinite quantity (“ID/IQ”) or similar contracts and task order contracts, or a lesser amount if we do not reasonably expect to be issued task orders for the maximum amount of such contracts. We perform services only when purchase orders are issued under the associated contracts.

The backlog amounts are estimates, subject to change or cancellation, and accordingly, the actual customer purchase orders to perform work may vary in scope and amount from the backlog amounts. Accordingly, we can not provide any assurance that we will in fact be awarded the maximum amount of such contracts or be awarded any amount at all. Our backlog as of June 30, 2008 was approximately $224.1 million.

The majority of our projects are accounted for on the percentage-of-completion method, and if actual results vary from the assumptions made in estimating percentage-of-completion, our revenue and income could be reduced.

We generally recognize revenue on our projects on the percentage-of-completion method. Under the percentage-of-completion method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. The percentage-of-completion method therefore relies on estimates of total expected contract costs. Contract revenue and total cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the fiscal period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variation between actual results and estimates on a large project or on a number of smaller projects could be material. We immediately recognize the full amount of the estimated loss on a contract when our estimates indicate such a loss. Any such loss would reduce our revenue and income.

We submit change orders to our customers for work we perform beyond the scope of some of our contracts. If our customers do not approve these change orders, our results of operations could be adversely impacted.

We typically submit change orders under some of our contracts for payment of work performed beyond the initial contractual requirements. The applicable customers may not approve or may contest these change orders and we cannot assure you that these claims will be approved in whole, in part or at all. If these claims are not approved, our net income and results of operations could be adversely impacted.

We may not accurately estimate the costs associated with services provided under fixed-price contracts, which could impair our financial performance.

A portion of our revenue is derived from fixed price contracts. Under these contracts, we set the price of our services and assume the risk that the costs associated with our performance may be greater than we anticipated. Our profitability is therefore dependent upon our ability to estimate accurately the costs associated with our services. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at the work sites differing materially from what was anticipated at the time we bid on the contract and higher than expected costs of materials and labor. Certain agreements or projects could have lower margins than anticipated or losses if actual costs for contracts exceed our estimates, which could reduce our profitability and liquidity.

Failure to properly manage projects may result in costs or claims.

Our engagements often involve relatively large scale, highly complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the customer relationship, to manage effectively the project and to deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. Any defects or errors or failure to meet customers’ expectations could result in claims for substantial damages against us. We currently maintain comprehensive general liability, umbrella, and professional liability insurance policies. We cannot be certain that the insurance coverage we carry to cover such claims will be adequate to protect us from the full impact of such claims. Moreover, in certain instances, we guarantee customers that we will complete a project by a scheduled date or that the project will achieve certain performance standards. If the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenues realized from a project. Finally, if we underestimate the resources or time we need to complete a project with capped or fixed fees, our operating results could be seriously harmed.

We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying, us for the related services.

We use subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our subcontractors before our customers pay us for the related services. If we choose, or are required, to pay our subcontractors for work performed for customers who fail to pay, or delay paying us for the related work, we could experience a decrease in profitability and liquidity.

We operate in a highly competitive industry, which could reduce our growth opportunities, revenue and operating results.

The mission-critical IT industry in which we operate is highly competitive. We often compete with other IT consulting and integration companies, including several that are large domestic companies that may have financial, technical and marketing resources that exceed our own. Our competitors may develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to maintain or enhance our competitive position. Although our customers currently outsource a significant portion of these services to us and our competitors, we can offer no assurance that our existing or prospective customers will continue to outsource specialty contracting services to us in the future.

The industries we serve have experienced and may continue to experience rapid technological, structural and competitive changes that could reduce the need for our services and adversely affect our revenues.

The mission-critical IT industry is characterized by rapid technological change, intense competition and changing consumer and data center needs. We generate a significant portion of our revenues from customers in the mission-critical IT industry. New technologies, or upgrades to existing technologies by customers, could reduce the need for our services and adversely affect our revenues and profitability. Improvements in existing technology may allow companies to improve their networks without physically upgrading them. Reduced demand for our services or a loss of a significant customer could adversely affect our results of operations, cash flows and liquidity.

An economic downturn or reduced mission-critical facility related capital expenditures could result in a decrease in demand for our services.

If federal, state or local government or private enterprise spending on mission-critical facility related capital expenditures decreases, the demand for services like those provided by us would likely decline. This decrease could reduce our opportunity for growth, increase our marketing and sales costs and reduce the prices we can charge for services, which could reduce our revenue and operating results.

We may be unable to obtain sufficient bonding capacity to support certain service offerings.

Some of our contracts require performance and surety bonds. Bonding capacity for construction projects has become increasingly difficult to obtain and bonding companies are denying or restricting coverage to an increasing number of contractors. Companies that have been successful in renewing or obtaining coverage have sometimes been required to post additional collateral to secure the same amount of bonds which would reduce availability under any credit facility. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds in the future, we may be required to post letters of credit in connection with the bonds.

We may be unable to hire and retain sufficient qualified personnel; the loss of any of our key executive officers may adversely affect our business.

We believe that our future success will depend in large part on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. Our business involves the development of tailored solutions for customers, a process that relies heavily upon the expertise and services of employees. Accordingly, our employees are one of our most valuable resources. Competition for skilled personnel, especially those with security clearance, is intense in our industry. Recruiting and training these personnel require substantial resources. Our failure to attract and retain qualified personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our customers’ needs, limit our ability to win new business and constrain our future growth.

Our business is managed by a small number of key executive officers, including Mr. Weiss, our Chairman, Mr. McMillen, our Vice Chairman, Mr. Rosato, our Chief Executive Officer, Mr. Gallagher, our President and Chief Operating Officer and Mr. Dec, our Chief Financial Officer. The loss of any of these key executive officers could have a material adverse effect on our business.

A portion of our business depends upon obtaining and maintaining required security clearances, and our failure to do so could result in termination of certain of our contracts or cause us to be unable to bid or rebid on certain contracts.

Some United States government projects require our employees to maintain various levels of security clearances, and we may be required to maintain certain facility security clearances complying with United States government requirements.

Obtaining and maintaining security clearances for employees involve a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if such employees who hold security clearances terminate their employment, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon expiration. To the extent we are not able to engage employees with the required security clearances for a particular contract, we may not be able bid on or win new contracts, or effectively re-bid on expiring contracts, which could adversely affect our business.

In addition, we expect that some of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. A facility security clearance is an administrative determination that a particular facility is eligible for access to classified information or an award of a classified contract. Although contracts may be awarded prior to the issuance of a facility security clearance, in such cases the contractor is processed for facility security clearance at the appropriate level and must meet the eligibility requirements for access to classified information. A contractor or prospective contractor must meet certain eligibility requirements before it can be processed for facility security clearance. Our ability to obtain and maintain facility security clearances has a direct impact on our ability to compete for and perform United States government projects, the performance of which requires access to classified information.

Our failure to comply with the regulations of the United States Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.

Our quarterly revenue, operating results and profitability will vary.

Our revenue, operating results and profitability may fluctuate significantly and unpredictably in the future. In particular, the changes in contract mix that is inherent to our business may significantly affect our results.

Factors that may contribute to the variability of our revenue, operating results or profitability include:

·	Fluctuations in revenue earned on contracts;

·	Commencement, completion and termination of contracts, especially contracts relating to our major customers;

·	Declines in backlog that are not replaced;

·	Additions and departures of key personnel;

·	Strategic decisions by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments and changes in business strategy;

·	Contract mix and the extent of subcontractor use; and

·	Any seasonality of our business.

Therefore, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse affect on the market price of our common stock.

If we are unable to engage appropriate subcontractors or if our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and ability to obtain future business could be materially and adversely impacted.

Our contract performance may involve the engagement of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. Our inability to find and engage appropriate subcontractors or a failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor.

In extreme cases, a subcontractor’s performance deficiency could result in the customer terminating the contract for default with us. A default termination could expose us to liability for excess costs of reprocurement by the customer and have a material adverse effect on our ability to compete for future contracts and task orders.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining our historical growth may place significant demands on our management, as well as on our administrative, operational and financial resources. If we sustain significant growth, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Risk Related to Our Capital Structure and our Experience as a Public Company

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including, among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

The significant number of our outstanding warrants and options to purchase our shares of common stock may place a ceiling on, or otherwise adversely affect, the value of our common stock.

We have 17,810,300 outstanding warrants and options to purchase shares of our common stock at a weighted average exercise price of $5.20 per share, with weighted average remaining life of 0.9 years and only 12,557,669 outstanding shares of common stock as of October 8, 2008. Our warrants represent a very significant market overhang that may limit the value of our common stock, at least in the near term and unless and until we can substantially grow our business.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may be worthless.

Our warrants will be exercisable and we will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure warrant holders that we will be able to do so. The warrant agreement does not provide that we are required to net-cash settle the warrants if we are unable to maintain a current prospectus. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current, or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire. Thus, our warrants may be deprived of any value, the market for our warrants may be limited or non-existent and the warrants may expire worthless.

The warrant agreement governing our warrants permits us to redeem the warrants after they become exercisable, and it is possible that we could redeem the warrants at a time when a prospectus is not current, resulting in the warrant holder receiving less than fair value of the warrant or the underlying common stock.

Under the warrant agreement governing our outstanding warrants, we have the right to redeem outstanding warrants, at any time after they become exercisable and prior to their expiration, at the price of $0.01 per warrant, provided that the last sales price of our common stock is at least $8.50 per share on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. The warrant agreement does not require, as a condition to giving notice of redemption, that we have in effect a current prospectus relating to the common stock issuable upon exercise of our warrants. Thus, it is possible that we could issue a notice of redemption of the warrants at a time when holders of our warrants are unable to exercise their warrants and thereafter immediately resell the underlying common stock under a current prospectus. Under such circumstances, rather than face redemption at a nominal price per warrant, warrant holders could be forced to sell the warrants or the underlying common stock for less than fair value.

Increased scrutiny of financial disclosure could adversely affect investor confidence and any restatement of earnings could increase litigation risks and limit our ability to access the capital markets.

Congress, the Securities and Exchange Commission, or the SEC, other regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. If we were required to restate our financial statements as a result of a determination that we had incorrectly applied generally accepted accounting principles, that restatement could adversely affect our ability to access the capital markets or the trading price of our securities. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation. There can be no assurance that any such litigation against us would not materially adversely affect our business or the trading price of our securities.

Prior to the acquisition of TSS/Vortech, we did not have operations, and TSS/Vortech had never operated as a public company. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

Prior to the acquisition of TSS/Vortech, both we, as a company without operations, and TSS/Vortech, as a private company, had maintained relatively small finance and accounting staffs. We have engaged a firm to perform internal audit services and assist with the effort to remediate the weaknesses described below and be compliant with Section 404. We have maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our limited activities prior to the acquisition, but we have not been required to maintain and establish such disclosure controls and procedures and internal controls as are required with respect to a business such as TSS/Vortech with substantial operations following the acquisition. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of NASDAQ, we must implement additional internal and disclosure control procedures and corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal controls over financial reporting for fiscal 2007 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls for fiscal 2009 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls for our fiscal year ending December 31, 2007 and subsequent years. In connection with this evaluation, we retained internal audit services to further enhance our internal control environment. It will also require an independent registered public accounting firm to test, evaluate and report on the completeness of our assessment for our fiscal year ending December 31, 2009 and subsequent years. It may cost us more than we expect to comply with these control- and procedure-related requirements.

Through December 31, 2006, we had no operations, no full-time personnel and very few personnel of any kind. Our activities from inception in late 2005 and into 2006 focused on completing our initial public offering, identifying acquisition candidates and then completing the acquisition of TSS/Vortech on January 19, 2007. As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective at that time for the purpose of ensuring that the information required to be disclosed in our reports filed with the SEC under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure.

In January 2007, we acquired TSS/Vortech and re-evaluated our internal control process during 2007 based on the framework in “Internal Control-Interpreted Framework” issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this re-evaluation, we have determined that our internal control over financial reporting is ineffective as of December 31, 2007. We had neither the resources, nor the personnel, to provide for an adequate internal control environment. The following material weaknesses in our internal control over financial reporting were noted at December 31, 2007: (i) we did not have the ability to segregate duties; (ii) we lacked the formal documentation of policies and procedures that were in place; (iii) we lacked adequate financial personnel; (iv) we lacked general computer controls and adequate procedures involving change management; and (v) controls are inadequate to reasonably assume compliance with generally accepted accounting principles related to revenue.

We have begun to address the internal control weaknesses summarized above beginning in the first quarter of 2008, with the goal of eliminating such deficiencies by the second quarter of 2009. We are working with a certified public accounting firm to serve as our internal auditors to further enhance our internal control environment and a Chief Financial Officer has been with the Company since August 20, 2007. Our acquisitions during 2007 and the first quarter of 2008, will require the development of more robust disclosure controls and procedures, which we are currently developing. Management will continue to monitor, evaluate and test the operating effectiveness of these controls during 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC, that are incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this prospectus include, but are not limited to, statements concerning:

·	our mission-critical services business, its advantages and our strategy for continuing to pursue our business;

·	our ability to consummate any acquisition or other business combination and any other statements that are not historical facts;

·	anticipated dates on which we will begin providing certain services or reach specific milestones in the development and implementation of our business strategy;

·	expectations as to our future revenue, margin, expenses, cash flows and capital requirements;

·	our integration of acquired businesses;

·	the amount of cash available to us to execute our business strategy;

·	continued compliance with government regulations;

·	statements about industry trends;

·	geopolitical events and regulatory changes; and

·	other statements of expectations, beliefs, future plans and strategies.

The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

·	implement our strategic plan, including our ability to make acquisitions and the performance and future integration of acquired businesses;

·	deliver services and products that meet customer demands and generate acceptable margins;

·
increase sales volume by attracting new customers, retaining existing customers and growing the overall number of customers to minimize a significant portion of our revenues being dependent on a limited number of customers;

·	risks relating to revenues and backlog under customer contracts, many of which can be cancelled on short notice;

·	manage and meet contractual terms of complex projects;

·	attract and retain qualified management and other personnel; and

·	meet all of the terms and conditions of our debt obligations.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties and other important factors, including financial, regulatory, industry growth and trend projections, that could cause actual events or results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These known and unknown risks, uncertainties and other factors are described in detail in the “Risk Factors” section and in other sections of this prospectus and our Annual Report on Form 10-K, as amended, and our Quarterly Reports on Form 10-Q.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this document, any supplements to this document and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus and any supplements to this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

DIVIDEND POLICY

We currently intend to retain earnings, if any, to finance our growth. We have not paid dividends to our stockholders since our inception and do not expect to pay cash dividends on our common stock in the foreseeable future.

DESCRIPTION OF SECURITIES

The description of the securities covered by this prospectus is contained in our Registration Statement on Form S-1, as amended, initially filed with the SEC on March 23, 2005, under the heading “Description of Securities―Common Stock,” and that description is incorporated herein by reference.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 2,327,432 shares of common stock by the selling stockholders, which shares are comprised of the following securities:

1. 1,750,000 shares of common stock issued in connection with our initial public offering to Washington Capital Advisors LLC, Harvey L. Weiss, David J. Mitchell, Donald L. Nickles, Asa Hutchinson, Paladin Homeland Security Fund, L.P., Paladin Homeland Security Fund (NY City), L.P., Paladin Homeland Security Fund (CA), L.P., Paladin Homeland Security Fund (Cayman Island), L.P. who demanded to register their shares of common stock pursuant to a registration rights agreement dated July 25, 2005;

2. 452,432 shares of common stock issued in connection with the acquisition of TSS/Vortech to Thomas P. Rosato, Gerard J. Gallagher and Evergreen Capital, LLC, pursuant to a registration rights agreement dated January 19, 2007; and

3. 125,000 shares of common stock issuable upon exercise of warrants at an exercise price of $5.00 per share of common stock issued to Maxim Partners, LLC.

When we refer to the “selling stockholders” in this prospectus, we mean the entities and individuals listed in the table below, as well as their transferees, pledgees or donees or respective successors.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by each of the selling stockholders as of October 8, 2008 and the maximum number of shares that may be sold hereunder. The information is based on information provided by or on behalf of the selling stockholders.

We do not know when or in what amounts the selling stockholders will offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. We cannot estimate the number of shares that will be sold in the offering or held by the selling stockholders after completion of the offering. Solely for purposes of this table, however, we have assumed that, after completion of the offering, the maximum number of shares covered by this prospectus will have been sold by the selling stockholders.

Mr. Harvey L. Weiss is the Chairman of our Board of Directors, Mr. Thomas P. Rosato is our Chief Executive Officer, Mr. Gerard J. Gallagher is our President and Chief Operating Officer and Messrs. David J. Mitchell, Donald L. Nickles and Asa Hutchinson serve as directors. In addition, Washington Capital Advisors LLC is a limited liability company principally owned and managed by Mr. C. Thomas McMillen, the Vice-Chairman of our Board of Directors.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within sixty (60) days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The inclusion of shares in this table does not constitute an admission of beneficial ownership of all such shares for the stockholders named below. The actual number of shares of common stock that may be sold by the selling stockholders will be determined by the selling stockholders. Because the selling stockholders may sell all, some or none of the shares of common stock which it holds, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders after completion of the sales. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that the selling stockholders will sell all of its shares of common stock covered by this prospectus.

The percentage of our share capital before and after this offering is based on 12,557,669 shares of common stock outstanding on October 8, 2008.

	Shares Beneficially Owned		Maximum Number of Shares to be Sold Hereunder	Shares Beneficially Owned after the Sale of Maximum Number of Shares
Name and Address	Number of Shares	%	Number of Shares	Number of Shares	%
Washington Capital Advisors LLC	575,000	4.6	575,000	0	*
Harvey L. Weiss(1)	1,070,000	8.2	575,000	495,000	3.8
David J. Mitchell(2)	170,000	1.4	150,000	20,000	*
Donald L. Nickles(3)	220,000	1.8	200,000	20,000	*
Asa Hutchinson(4)	220,000	1.8	200,000	20,000	*
Thomas P. Rosato(5)	2,542,906	19.8	254,053	2,288,853	17.8
Gerard J. Gallagher(6)	1,360,516	10.8	186,589	1,173,927	9.3
Paladin Homeland Security Fund, L.P.	24,765	*	24,765	0	*
Paladin Homeland Security Fund (NY City), L.P.	15,926	*	15,926	0	*
Paladin Homeland Security Fund (CA), L.P.	5,553	*	5,553	0	*
Paladin Homeland Security Fund (Cayman Island), L.P.	3,756	*	3,756	0	*
Maxim Partners, LLC(7)	125,000	1.0	125,000	0	*
McLean Koehler Sparks Hammond(8)	41,614	*	7,234	34,380	*
Philip Gelso(8)	16,037	*	2,788	13,249	*
Carl J. Sardegna(8)	10,174	*	1,768	8,406	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Includes 452,000 shares of common stock issuable upon the exercise of warrants held by Mr. Weiss. Mr. Weiss is our Chairman.
(2)	Includes 9,999 shares of unvested restricted common stock which are subject to forfeiture. Mr. Mitchell is a member of our board of directors.
(3)	Includes 9,999 shares of unvested restricted common stock which are subject to forfeiture. Mr. Nickles is a member of our board of directors.
(4)	Includes 9,999 shares of unvested restricted common stock which are subject to forfeiture. Mr. Hutchinson is a member of our board of directors.
(5)	Includes 294,870 shares of common stock issuable upon the exercise of warrants. Mr. Rosato is our Chief Executive Officer and a member of our board of directors.
(6)	Mr. Gallagher is our President, Chief Operating Officer and a member of our board of directors.
(7)
Includes 125,000 shares of common stock issuable upon the exercise of warrants held by Maxim Partners, LLC. Maxim Partners, LLC is an affiliate of Maxim Group LLC, a broker-dealer, and such warrants were received for investment banking services.

(8)	Evergreen Capital LLC is the registered holder of the securities.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders and their pledgees, donees, transferees, or other successors in interest (collectively, the “selling stockholders”) to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each of them, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

The selling stockholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the NASDAQ Capital Market or other exchanges on which our common stock may be listed for trading, through put or call options transactions relating to the shares, through short sales of shares, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions or in a combination of these transactions. In addition, the selling stockholders may sell or distribute some or all of their shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Brokers, dealers or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved.

If applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling stockholders in connection with such sale and any applicable commissions or discounts with respect to a particular offer.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased.

The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”), and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in an accompanying prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

In connection with the offer and sale of the shares of common stock by the selling stockholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares offered hereby.

We will pay all expenses of the registration of the offered securities, including SEC filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

INDEMNIFICATION

Our second amended and restated certificate of incorporation provides that we, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized thereby.

Our amended and restated bylaws provide us with the power to indemnify our officers, directors, employees and agents or any person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPERTS AND LEGAL MATTERS

The consolidated financial statements of Fortress International Group, Inc. for the fiscal year ended December 31, 2007 and the combined financial statements of Vortech, L.L.C. and VTC, L.L.C. for the period from January 1, 2007 through January 19, 2007, appearing in our Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their reports incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of Fortress International Group, Inc. (formerly Fortress America Acquisition Corporation), as of December 31, 2006 and December 31, 2005, have been audited by Goldstein Golub Kessler LLP, independent registered public accounting firm, as set forth in their report incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements of VTC, L.L.C. and Vortech, L.L.C. for the fiscal years ended December 31, 2006 and 2005, have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The validity of the shares of common stock offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the NASDAQ Capital Market, and you can read and inspect our filings at the offices of the Financial Industry Regulatory Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

We also maintain a web site at http://www.thefigi.com, through which you can access our SEC filings. The information set forth on our web site is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the following documents (unless otherwise noted, the SEC file number for each of the documents listed below is 001-33627):

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our Annual Report on Form 10-K, for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008, as amended by amendment No. 1 on Form 10-K/A, filed with the SEC on April 28, 2008 and amendment No. 2 on Form 10-K/A, filed with the SEC on October 3, 2008;

•	our Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2008, filed with the SEC on May 14, 2008;

•	our Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2008, filed with the SEC on August 14, 2008

•	our Current Report on Form 8-K filed with the SEC on May 14, 2008;

•	our Current Report on Form 8-K filed with the SEC on August 13, 2008;

•	our Current Report on Form 8-K filed with the SEC on August 28, 2008;

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the description of our capital stock contained in our registration statement on Form 8-A, filed on July 27, 2007, under the Securities Exchange Act of 1934, as amended, including amendments or reports filed for the purpose of updating such description;

•	the portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Securities Exchange Act of 1934, as amended, filed on May 22, 2007; and

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all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the request of any such person, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein).  Requests, whether written or oral, for such copies should be directed to Fortress International Group, Inc. Attention: Chief Executive Officer, 7226 Lee DeForest Drive, Suite 203, Columbia, MD 21046, telephone number (410) 423-7438.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.